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                                                                      Exhibit 2
                                                                      ---------

Unaudited Financial Results (Provisional) for Silverline Technologies Limited for the quarter ended December 31, 2001 in Indian Rupees.


SILVERLINE TECHNOLOGIES LTD
---------------------------

Regd Office : 1405 Maker Chamber V, Nariman Point, Mumbai 400 021                                                      (Rs. In Lacs)
-----------------------------------------------------------------                                                      -------------

Unaudited financial  results (Provisional) for the quarter ended December 31 , 2001
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                                                                     Quarter ended        Nine months ended               Year ended
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                                                        31.12.2001      31.12.2000     31.12.2001         31.12.2000      31.03.2001
                                                                                                                           (Audited)
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
1  Net sales                                              4,044.63       7,491.50      14,027.13          21,167.06        27,271.81

2  Other income                                             107.94         800.34         956.28           3,059.71         3,663.98

3  Total income                                           4,152.57       8,291.84      14,983.41          24,226.77        30,935.79

4  Staff cost                                               608.81         802.41       2,074.78           2,113.11         2,829.14

5  Software development expenses                          1,622.19       3,097.37       6,022.60           8,555.96        11,267.47

6  Other expenditure                                        406.00         604.56       1,600.63           1,821.63         2,271.49

7  Total expenditure                                      2,637.00       4,504.34       9,698.01          12,490.70        16,368.10

8  Operating profits (PBDIT)                              1,515.57       3,787.50       5,285.40          11,736.07        14,567.69

9  Finance charges                                           38.25          23.99          87.48              85.10            95.77

10 Depreciation                                             300.07         260.61         877.76             744.17         1,025.40

11 Profit before tax                                      1,177.25       3,502.90       4,320.16          10,906.80        13,446.52

12 Provision for taxation                                                     -               -              65.00            300.00

13 Net Profit after tax                                   1,177.25       3,502.90       4,320.16          14,409.70        13,146.52

14 Paid-up equity share capital                           8,565.49       7,320.00       8,565.49           7,320.00         8,565.49

15 Reserves excluding revaluation reserves                                                                                111,380.03

16 Earnings per share (EPS) in Rs .- Basic                    1.37           5.07           5.04              15.68            18.22
                                   - Diluted                  1.37           4.79           5.04              14.81            15.35


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Segment wise Revenue and Results (unaudited)

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


                                                                                      (Rs. In Lacs)
Particulars                                                     Quarter Ended       Nine Months ended
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                                                                   31.12.2001           31.12.2001
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
Segment Revenue of Project and Services
E-Business Solutions                                                 3,739.17            13,216.66
Main Frame                                                              97.71               431.69
E-payments and CRM                                                     159.49               159.49
Training and others                                                     48.26               219.28

Total                                                                4,044.63            14,027.13

Less : Inter Segment Revenue                                                -                    -

Net Sales from Operations                                            4,044.63            14,027.13

Segment Profit/(loss) of Project and Services

E-Business Solutions                                                 1,080.01             3,428.79
Main Frame                                                              40.71               171.69
E-payments and CRM                                                      13.49                 9.49
Training and others                                                    (26.65)             (158.62)

Total                                                                1,107.56             3,451.35

Add:
Other Income including Interest / net of finance charges                69.69               868.81
Profit Before Tax                                                    1,177.25             4,320.16
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

Notes:-

1 The above results have been approved and taken on record by the Board of Directors at their meeting held on January 31, 2002.

2 Other income includes Exchange loss from operations of Rs.12.57 lacs for the quarter (exchange gain during the corresponding quarter of the previous year Rs.187.04 lacs) due to fluctuations in exchange rates.

3 In terms of Guideline for Preferential Allotment of shares issued by SEBI on August 4, 1994 (the said guideline) the company in January 2000, made a preferential allotment of 2 million warrants to "Silverline Group of Companies Employee Welfare Trust" (the trust), giving an option to apply for equity shares, on a one to one basis, at a price of Rs. 365 per share

     The company had advanced a sum of Rs. 7,30,00,000 to the trust which was paid to the company as application money by the trust, being 10% contribution towards the warrants.

     In view of the depressed capital markets and industry conditions, options on the warrants could not be exercised by the trust within the time limit specified by SEBI in the said guidelines. The company, at the request of the trust, has approached SEBI seeking an extension upto July 11, 2002 for the trust to exercise its option on the said warrants.

4 In line with the amendment to the listing agreement as directed by SEBI, the company has adopted the Accounting Standard No 22 on Accounting for Taxes on Income effective 1st April, 2001. The deferred tax liability for the period April to December 2001 is estimated to be Rs. 1.87 lacs. The appropriate accounting treatment for the deferred tax provision will be carried out at the year end i.e. 31st March, 2002

5 As the fixed assets and services are used interchangeably between the business segments, it is not practical to classify the total assets and liabilities amongst the business segments.

6 The above financial presentation is in compliance with the disclosure requirements of SEBI/Stock Exchanges. The company restates and reports its financials separately to comply with US GAAP provisions


                                            On behalf of the Board of Directors
                                            for Silverline Technologies Ltd.


Place : Mumbai                              Krishnakumar Subramanian
Date :  January 31, 2002.                   Vice Chairman